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                                                               Exhibit (a)(1)(f)


                      BROCADE COMMUNICATIONS SYSTEMS, INC.


                         STOCK OPTION EXCHANGE PROGRAM
                       SUPPLEMENTARY AUSTRALIAN DOCUMENT


                              1999 STOCK PLAN AND

                      1999 NONSTATUTORY STOCK OPTION PLAN






              OFFER TO ELIGIBLE AUSTRALIAN EMPLOYEE OPTIONHOLDERS






                                DECEMBER 9, 2002






INVESTMENT IN SHARES INVOLVES A DEGREE OF RISK. EMPLOYEES WHO PARTICIPATE IN THE OFFER AND PLANS SHOULD MONITOR THEIR PARTICIPATION AND CONSIDER ALL RISK FACTORS RELEVANT TO THE CANCELLATION AND GRANT OF OPTIONS UNDER THE OFFER AND PLANS AS SET OUT IN THIS SUPPLEMENTARY AUSTRALIAN DOCUMENT AND THE ADDITIONAL DOCUMENTS. EMPLOYEES SHOULD SEEK INDEPENDENT ADVICE REGARDING PARTICIPATION IN THE OFFER AND PLANS.


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               OFFER TO ELIGIBLE AUSTRALIAN EMPLOYEE OPTIONHOLDERS

                      BROCADE COMMUNICATIONS SYSTEMS, INC.

                        (THE "CORPORATION" OR "BROCADE")

                          STOCK OPTION EXCHANGE PROGRAM
                        SUPPLEMENTARY AUSTRALIAN DOCUMENT

                               1999 STOCK PLAN AND

                       1999 NONSTATUTORY STOCK OPTION PLAN


To our staff optionholders in Australia:

We are pleased to provide you with information regarding Brocade's offer to exchange eligible options for new options under the Brocade 1999 Stock Plan and 1999 Nonstatutory Stock Option Plan (collectively, the "Plans").

Unless otherwise defined herein, terms defined in the document entitled "Offer to Exchange" dated December 9, 2002 and in the Plans have the same meaning in this Supplementary Australian Document.

1.    OFFER

This is an offer by the Corporation to eligible persons in Australia to exchange certain options to purchase shares of common stock of the Corporation ("Shares") previously granted by the Corporation for new options that the Corporation will grant under the 1999 Stock Plan and/or the 1999 Nonstatutory Stock Option Plan, as applicable.

The offer expires at 5:00 p.m., Pacific Time (U.S.) on January 8, 2003 unless the offer is extended by the Corporation.

2.    WHO IS ELIGIBLE TO PARTICIPATE

To be eligible for this offer in Australia, you must hold eligible options (i.e., options to purchase Shares, whether vested or unvested, with exercise prices equal or greater than U.S.$12.00) and be employed by the Corporation or any of its subsidiaries on the date of this offer through the date on which the options elected to be exchanged are cancelled.

To obtain the new option grant you must remain employed by Brocade, or one of its subsidiaries, through the new option grant date, which is the date on which the new options are granted. If you terminate your employment or your employment is terminated prior to the new grant date for any reason, you will not receive anything for the options that you elected to exchange and that Brocade cancelled.

3.    ADDITIONAL DOCUMENTS

In addition to the information set out in this Supplementary Australian Document, attached are copies of the following documents (the "Additional Documents"):

      (a)   Brocade 1999 Stock Plan;


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      (b)   Brocade 1999 Nonstatutory Stock Option Plan;

      (c)   the Offer to Exchange;

      (d)   Election Form;

      (e)   Withdrawal Form;

      (f)   Promise to Grant Stock Option Form;

      (g)   Letter from Gregory L. Reyes, Chief Executive Officer of Brocade;
            and

      (h)   the Australian Addendum.

The Additional Documents, particularly the Offer to Exchange, provide important information necessary to make an informed investment decision in relation to your participation in the offer. Please read these documents carefully.

4.    RELIANCE ON STATEMENTS

You should not rely upon any oral statements made to you in relation to this offer. You should only rely upon the statements contained in this Supplementary Australian Document together with the Additional Documents when considering your participation in the offer.

5.    HOW DOES THE EXCHANGE WORK?

You may exchange your outstanding options to purchase shares of Brocade common stock at exercise prices above U.S. $12.00 per share, whether vested or unvested, for new stock options. If you participate in the offer, you must also elect to cancel all of your options granted since June 8, 2002 in exchange for new options, regardless of the exercise price. Please see the Offer to Exchange for more details.

6.    WHAT ARE THE MATERIAL TERMS OF THE NEW OPTIONS

(a)   UNDER WHICH PLAN WILL NEW OPTIONS BE GRANTED?

The new options will be granted under the Brocade 1999 Stock Plan or 1999 Nonstatutory Stock Option Plan, as determined by the Board of Directors. The new options granted to you will be subject to a new option agreement between you and Brocade.

(b)   WHEN IS THE GRANT DATE OF NEW OPTIONS?

Those eligible options which are properly tendered for exchange and not validly withdrawn will be cancelled on the first business day following the expiration date of the offer on January 9, 2003, unless extended by Brocade. Subject to the terms of the offer, and upon Brocade's acceptance of your properly tendered options, the new options will be issued on the first business day at least 6 months and one day following the cancellation date. If Brocade does not extend the offer, the new option grant date will be July 10, 2003.


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(c)   WHAT IS THE VESTING SCHEDULE AND EXPIRATION DATE OF NEW OPTIONS?

The vesting schedule for the new options will be the same as the vesting schedule of the options tendered for exchange. However, any new options granted to you may not be exercised for a period of six months from the date of grant. There are certain events which may occur after the grant date of the new options (such as a reduction in force, death or disability) which may result in the early expiration of the six-month restriction. All new options granted under the terms of the offer will expire ten years from their grant date. Please see the Offer to Exchange for details.

(d) IF I ELECT TO EXCHANGE AN ELIGIBLE OPTION, DO I HAVE TO ELECT TO EXCHANGE ALL OF THE SHARES COVERED BY THAT OPTION?

Yes. Brocade is not accepting partial tenders of options. If you participate in this offer, you must exchange (i) all options granted to you with exercise prices equal to or greater than $12.00 per share and (ii) all options granted to you on or after June 8, 2002, regardless of the exercise price. This also means that if you participate in this offer, you must exchange the remaining portion of any option that you partially exercised that must be exchanged. Please see the Offer to Exchange for details.

(e)   WHAT IS THE EXERCISE PRICE OF THE NEW OPTIONS?

The exercise price per Share of the new options will be 100% of the fair market value of our common stock on the new option grant date (except for new options granted to officers of the Corporation), which would be the closing price reported by the Nasdaq National Market for our common stock on the new option grant date, which is expected to be July 10, 2003.

We cannot predict the exercise price of the new options. Because we will grant new options on the first business day that is at least 6 months and 1 day after the date on which we cancel the options accepted for exchange, the new options may have a higher exercise price than some or all of your current options.

The exercise price of the new options will be expressed in U.S. dollars and the Shares acquired through the exercise of the new options must be purchased in U.S. dollars.

The Australian dollar equivalent of the U.S. exercise price will change with fluctuations in the U.S.$/A$ exchange rates. The Australian dollar amount required to purchase the Shares will be that amount which, when converted into U.S. dollars on the date of exercise, equals the U.S. exercise price. The exchange rate used for these calculations will be the applicable U.S. dollar sell rate used by your bank when converting your Australian dollars into U.S. dollars.

By way of example only, assuming the date of grant of the new options was the date of this offer document, December 9, 2002, the last reported sale price of the Corporation's common stock on the Nasdaq National Market (being U.S.$4.96) would be the U.S. dollar exercise price and the Australian dollar equivalent would be A$8.79 (which is calculated by dividing U.S.$4.96 by the U.S. dollar sell rate published by an Australian bank on the previous business day, which was 0.5642).


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This example is provided for informational purposes only. It is not a prediction of the Australian dollar equivalent of the closing price of the Corporation's Shares on the Nasdaq National Market on the new option grant date, or the applicable exchange rate on that date.

Neither Brocade nor the Board of Directors makes any recommendation as to whether you should tender or refrain from tendering your options for exchange. You must make your own decision whether to tender your options.

(f)   HOW MANY NEW OPTIONS WILL I RECEIVE?

The number of new options you may be entitled to receive will depend on the date that your eligible options were granted, as follows.

            - Options granted on or before March 15, 2000 will be replaced with new options at an exchange ratio of one (1) new option for every three (3) exchanged options.

            - Options granted after March 15, 2000 and before April 17, 2001, and options granted on April 17, 2001 as part of our Supplemental Stock Program ("supplemental options"), will be replaced with new options at an exchange ratio of one (1) new option for every two (2) exchanged options.

            - Options granted after April 17, 2001, and options granted on April 17, 2001, other than supplemental options, will be replaced with new options at an exchange ratio of (1) new option for every one (1) exchanged option.

Please see the Offer to Exchange for details.

(g)   MAY I WITHDRAW OPTIONS THAT I HAVE PREVIOUSLY TENDERED?

You may withdraw any options that you previously elected to exchange at any time before the offer expires at 5:00 p.m., Pacific Time, on January 8, 2003. If we extend the offer beyond that time, you may withdraw any options that you previously elected to exchange at any time before the extended expiration of the offer. To withdraw some or all of your options, you must deliver to Elizabeth Moore, via facsimile at (408) 333-5900 or by hand delivery to Elizabeth Moore at Office Number SJ6-2D12, 1745 Technology Drive, San Jose, CA 95110, a signed withdrawal form, with the required information completed before the expiration date. If you withdraw options, you may re-elect to exchange them only by delivering a new election form.

Although we intend to accept all options validly elected to be exchanged promptly after the expiration of this offer, if we have not accepted your options by 9:00 p.m., Pacific Time, on February 5, 2003, you may withdraw your options.


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7.    HOW TO TENDER YOUR OPTIONS FOR EXCHANGE

If you elect to exchange your options, you must deliver, before 5:00 p.m., Pacific Time, on January 8, 2003, or such later date and time as we may extend the expiration of the offer, a properly completed and executed election form via facsimile (fax #(408) 333-5900) or hand deliver it to Elizabeth Moore at the above address. This is a one-time offer, and we will strictly enforce the election period. We reserve the right to reject any or all options tendered for exchange that we determine are not in appropriate form or that we determine are unlawful to accept. Subject to the terms and conditions described in the Additional Documents, we will accept all other properly tendered options promptly after the expiration of the offer.

8.    WHAT IF I LEAVE BROCADE?

If, for any reason, you do not remain employed by Brocade or one of our subsidiaries or a successor entity through the new option grant date, you will not receive any new options or other compensation in exchange for the eligible options that you tendered and that we accepted for exchange and subsequently cancelled. Your employment with Brocade or one of our subsidiaries remains "at will" and can be terminated by you or Brocade or one of our subsidiaries at any time, with or without cause or notice.

You should, therefore, be aware that there are risks in participating in the offer if your circumstances of employment change, in particular if such a change occurs after your eligible options are tendered and cancelled and prior to the new option grant date. The Offer to Exchange contains a more detailed description of these and other risks that should be considered in connection with your participation in the offer.

9. HOW CAN I OBTAIN UPDATED INDICATIVE EXAMPLES OF THE CURRENT MARKET PRICE IN AUSTRALIAN DOLLARS?

Within a reasonable period following your request, the Corporation will provide you with the Australian dollar equivalent of the current market price for a share of our common stock, as of the date of your request. The Australian dollar equivalent will be calculated using the U.S. dollar sell rate of exchange published by an Australian bank on the day prior to your request.

You should direct your request to:

Elizabeth Moore
Brocade Communications Systems, Inc.
1745 Technology Drive
San Jose, CA 95110 U.S.A.
Phone: (408) 392-5019
Fax:   (408) 333-5900


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10.   WHAT ADDITIONAL RISK FACTORS APPLY TO AUSTRALIAN ELIGIBLE EMPLOYEE'S
      PARTICIPATION IN THE OFFER?

In addition to fluctuations in value caused by the success of the Corporation, the value of shares of our common stock as well as the exercise price will be affected by the U.S.$/A$ exchange rates.

11.   EXTENSION OF THE OFFER

The offer expires at 5:00 p.m., Pacific Time, on January 8, 2003, unless we extend it. We may, in our discretion, extend the offer at any time, but we do not currently expect to do so. If we extend the offer, we will issue a press release or other public announcement disclosing the extension no later than 6:00 a.m., Pacific Time, on the next business day following the previously scheduled expiration date of the offer.

12.   WHAT ARE THE AUSTRALIAN TAXATION CONSEQUENCES OF PARTICIPATION IN THE
      OFFER?

The following is a general summary of the income tax consequences and certain other considerations of the voluntary cancellation of existing options and grant of new options for individuals subject to tax in Australia. This summary is general in nature and does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, nor it is intended to be applicable in all respects to all categories of option holders. Please note that tax laws change frequently and occasionally on a retroactive basis. We advise all option holders considering exchanging their options to consult with their own tax or financial advisors.

If you are a citizen or resident of another country for local law purposes, the information contained in this summary may not be applicable to you. If you intend to accept the offer, you should not rely on the summary as anything other than a broad guide and you are advised to obtain independent taxation advice specific to your particular circumstances before making the decision to participate.

12.1  OPTION EXCHANGE

The voluntary relinquishment of existing options in exchange for the right to receive new options will give rise to a taxable amount (which may be nil in certain circumstances). This occurs because the cancellation of the existing options will constitute a disposal of the options in exchange for the right to receive new options ("New Right") at a later date. Note that the taxation consequences from the new issue arise in relation to the issue of the New Right as opposed to the new option.

The following is a summary of the tax issues which will arise on the:

            -     relinquishment of the existing options; and

            -     issue of the New Right and subsequent new options.

The following taxation summary assumes that you did not make the election to be taxed on receipt of the existing options.


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12.2  RELINQUISHMENT OF EXISTING OPTIONS

If you accept the offer and exchange existing options for the right to receive new options at a later date, you will be deemed to have disposed of your existing options at the time of their cancellation, which gives rise to a taxable event.

You will likely be taxed in relation to the market value of the existing options as at the date of the cancellation.

Market Value of Existing Options. The market value of the existing options at the time of cancellation will depend upon whether you made the election to be taxed on the existing options in the income year in which you received the options. Where you did not make an election to be taxed on the existing options in the income year of receipt, the market value of the existing options is determined as the higher of:

            - the market value of the underlying Shares as at the date of cancellation, less the exercise price; and

            - the value determined in accordance with a statutory formula. This value is based on the exercise price, market value of Shares and the exercise period of the option.

As the existing options are underwater, the statutory formula will apply. Note that where the market value of the underlying Shares of the existing options at the time of relinquishment is less than 50% of the exercise price, the market value of the existing options will be nil. Therefore, in these circumstances, no tax will be payable upon the cancellation of the existing options.

Where you made the election to be taxed on the existing options in the income year of receipt, the market value of the existing options as at the date of their cancellation will be determined under the capital gains tax provisions. Pursuant to the capital gains tax provisions, the market value of the options will be price at which an arm's length purchaser would be willing to acquire the existing options. Therefore, there is no requirement to apply the statutory formula in these circumstances. However, the Commissioner of Taxation is likely to accept the value determined under the statutory formula as the arm's length price in the circumstances.

12.3  ACQUISITION OF NEW RIGHT

The acquisition of the New Right (that is, the right to receive new options after the cancellation of the existing options) will constitute the acquisition of a "qualifying right" under an employee share scheme.

You only will be subject to taxation on the acquisition of the New Right where you make an election to that effect (the "Election"). Where the Election is not made, you will be subject to taxation at a later date, known as the Cessation Time.

(a)   ELECTION IS MADE - TAXED ON EXCHANGE

If you make the Election, then you will be subject to tax on market value of the New Right less the market value of the existing options at the time of cancellation. As the exercise price of the new options cannot be determined at this date, the market value of the New Right will


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be equal to the market value of the Shares which are able to be obtained when the new options are issued.

(b)   NO ELECTION IS MADE - CESSATION TIME

If you do not make the Election, then you will be taxed in the income year in which the earliest of the following occurs (the "Cessation Time"):

            - the time when you dispose of the New Right or the new options acquired pursuant to the New Right (other than by exercising them);

            - the time when your employment with Brocade or one of its affiliates ceases;

            - the time when the new options acquired pursuant to the New Right are exercised; and

            -     the expiration date of the New Right.

You will be taxed:

            - where you dispose of the New Right or the new options (or the Shares acquired as a result of exercising the new options) in an arm's length transaction within 30 days after the Cessation Time - on the consideration you receive for the disposal less the consideration paid to acquire the New Right (reduced by the exercise price of the new options, if the new options have been exercised); or

            - in any other case - on the market value of the New Right or the new options (or the Shares acquired as a result of exercising the new options) at the Cessation Time less the consideration paid to acquire the New Right (reduced by the exercise price of the new options, if the new options have been exercised).

The consideration paid to acquire the New Right is equal to the market value of the existing options as at the date they were cancelled (detailed above).

12.4  SALE OF SHARES

You also will be liable to capital gains tax on any gain made on the disposal of the Shares acquired as a result of exercising the new options (other than gains made on the disposal of Shares in an arm's length transaction within 30 days of the Cessation Time, which will be assessed as ordinary income).

The assessable capital gain will be:

      (i) if you have held the Shares for less than one year - the difference between the market value of the Shares at the time of disposal and the cost base of the Shares; or

      (ii) if you have held the Shares for at least one year - one half the difference between the market value of the Shares at the time of disposal and the cost


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            base of the Shares (subject to you first applying any capital losses against the full capital gain).

If you made the Election in respect of the New Right, then the cost base of the Shares will be the market value of the New Right at the time it was acquired plus the exercise price of the new options.

If you did not make the Election in respect of the New Right, then the cost base of the Shares will be the market value of the Shares as at the Cessation Time.

If the market value of the Shares at the time of disposal is less than the cost base of the Shares, then a capital loss equal to the difference will be available to offset same year or future year capital gains. That is, a capital loss cannot be used to offset other income (including salary and wage income).

12.5  NO BENEFIT WHERE NEW RIGHT OR NEW OPTIONS LOST

If you lose the benefit of either the New Right or any new options (e.g., you cease employment prior to exercise), you will be deemed to have never acquired the New Right or the new options. In such case, no amount needs to be included in your assessable income for the New Right. If you have been subject to taxation prior to this date, you may apply to the Commissioner of Taxation to amend the relevant year's tax return and obtain a refund of the tax paid in relation to the New Right.

You may also be entitled to a capital loss equal to the consideration paid to acquire the New Right (being the market value of the existing options as at the date of their cancellation).

13.   WHAT ARE THE U.S. INCOME TAXATION CONSEQUENCES OF PARTICIPATION IN THE
      OFFER?

Employees who are not U.S. citizens or tax residents will not be subject to U.S. income tax by reason only of the exchange of eligible options for new options or the grant of new options. However, liability to U.S. taxes may accrue if an employee is otherwise subject to U.S. taxes.

The above is an indication only of the likely U.S. income tax consequences for Australian eligible employees who agree to participate in the offer. Employees should seek their own advice as to the U.S. taxation consequences of participation.


                               *   *   *   *   *


We urge you to carefully review the information contained in this Supplementary Australian Document and the Additional Documents and consult with your tax or financial advisor to assist in your decision making.

Sincerely,


BROCADE COMMUNICATIONS SYSTEMS, INC.


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